Agreement with
                       Eshoo Corp. dated October 24, 1996.

                                    AGREEMENT


      This Agreement is made and entered into this 24th day of October, 1996 by and amongst the law offices of George P. Eshoo, a professional law corporation (Eshoo Corp.), George P. Eshoo, its sole shareholder (hereinafter Eshoo) and Whitestone Industries, Inc., a Delaware corporation (hereinafter Whitestone) upon the following terms and conditions.

                                    RECITALS

      For approximately one year, secretary for Whitestone Eshoo, and persons in the employ of Eshoo and Eshoo Corp., have acted as directors, secretaries and assistant secretary to Whitestone and have received no monetary remuneration for this task; and

      Whereas, Eshoo and Eshoo Corp. have agreed to continue to so act as director and to serve as secretary for Whitestone for so long as Whitestone desires on an as needed basis in the future and to perform all services incident thereto provided they are compensated; and

      Whereas, Whitestone has agreed to compensate Eshoo and Eshoo Corp. for the services that it will provide as secretary and director both for such past services and for prospective services as needed;

      NOW THEREFORE, the parties agree as follows:

                                    AGREEMENT

      1. Whitestone shall issue to Eshoo Corp. fifty thousand (50,000) shares of S8 common stock in Whitestone without legend for the services rendered by Eshoo and Eshoo Corp. both in the past and to be rendered in the future in acting as a director and secretary to Whitestone.

      2. In exchange for the payment of such shares of stock, Eshoo and Eshoo Corp. shall continue to act as director and secretary for the corporation for so long as the Board of Directors of Whitestone shall direct and/or until such time as Eshoo and Eshoo Corp. shall resign in such capacities.

      3. The parties agree that this Agreement may be enforced by both legal and equitable remedies including specific performance. Should litigation become necessary to enforce the rights of either party to this Agreement, the prevailing party shall be entitled to recover all costs, including reasonable attorney's fees and costs.

      4. This Agreement sets forth all of the premises, covenants, agreements, conditions and understandings between the parties hereto, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained. This Agreement may not be modified other than by another agreement in writing, duly executed by the parties hereto.

      5. This Agreement shall be governed by and construed in accordance with the laws in the State of California. By entering into this Agreement, the parties agree to the jurisdiction of the California courts with venue in San Mateo County.

      6. The provisions of this Agreement shall be binding upon each of the parties hereto and on their respective heirs, executors, administrators, personal representatives or other legal representative.


                                          WHITESTONE INDUSTRIES, INC.


                                          /s/Donald Yu
                                          --------------------------------------
                                          By:  Donald Yu, President


                                          LAW OFFICES OF GEORGE P. ESHOO
                                          A PROFESSIONAL LAW CORPORATION


                                          --------------------------------------
                                          By:  George P. Eshoo, Secretary and
                                          President


                                          GEORGE P. ESHOO


                                          ---------------------------------
                                          George P. Eshoo